SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON APRIL 20, 2018, DRAWN UP AS A SUMMARY.

State Registry (NIRE): 35300396090

Corporate Taxpayer’s ID: 33.042.730/0001-04

Date:              April 20, 2018

Time:              8 a.m.

Venue:                      Av. Brig. Faria Lima, 3400, 20º andar, São Paulo – SP

Call Notice:    Pursuant to Paragraph Five of Article 15 of the Bylaws).

Attendance: Benjamin Steinbruch (Chairman), Léo Steinbruch, Fabiam Franklin, Yoshiaki Nakano, Fernando Perrone e Antonio Bernardo Vieira Maia – Board Members; Claudia Maria Sarti – General Secretary of the Board of Directors. The meeting was held in compliance with the provisions of Article 15, Paragraph 2 of the Bylaws.

Agenda: Saleof all shares held in treasury.

Matters Discussed: Disposal of all shares held in treasury – The Board of Directors (“Board”) unanimously approved, pursuant to the provisions of Article 19, Item X, of the Bylaws, the sale, by the Company, of up to 30,391,000 common shares issued by CSN and held in treasury, to comply with the provisions of Article 9 of CVM Instruction 567/2015. The sale operations shall be carried out as of this date, including, up to, at the latest, April 30, 2018, through trading on the Stock Exchange, at market price, with the intermediation of the following broker companies: Itaú Corretora de Valores S.A., Av. Brig. Faria Lima, 3.500, 3º andar, São Paulo – SP and Concórdia S/A C.V.M.C.C, Rua Líbero Badaró, 425, 23º andar, São Paulo – SP. The number of shares of the Company outstanding in the market, pursuant to Item I, Paragraph 3 of Article 8 of CVM Instruction 567/2015, is of 637,569,054 shares. The Board assigned to the Executive Board the powers to take any and all measures necessary to implement this resolution, including the starting date of the disposal of shares, as well as the disclosure of the information set forth in Annex 30-XXXVI of CVM Instruction 480/2009, which is filed at the Company’s headquarters and initialed by the General Secretary to the Board.

I hereby certify that the resolutions transcribed herein are faithful in content to the original minutes filed at the Company's headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary to the Board of Directors

Annex 30-XXXVI - CVM Instruction 480/09

Trade of the Company’s Own Shares

1.    Justify in detail the purpose and the estimated economic effects of the transaction.

       Disposal of shares held in treasury to comply with Article 9 of CVMI 567/2015, since it was verified that the balance of resources available was exceeded, as ascertained in the Financial Statements disclosed on October 28, 2017. This transaction will lead to a cash inflow to the Company in the amount of the shares sold.

2.    State the number of outstanding shares (i) and of (ii) the number of shares already held in treasury.

       637,569,054 outstanding shares, including 30,391,000 held in treasury.

3.    State the number of shares that may be acquired or sold.

       30,391,000 shares.

4.    Describe the main features of the derivative instruments that the company may use, if any.

       Not applicable.

5.    Describe any existing voting agreements or guidance between the company and the other party of the transaction.

       Not applicable.

6.    In case of transactions out of the organized securities markets, state:

a.  the maximum price (minimum) for which the shares will be purchased (sold); and

     Not applicable.

b.  if applicable, the reasons to carry out the transactions at prices more than 10% (ten percent) higher, in the case of purchase, or more than 10% (ten percent) lower, in the case of sale, then the average price, weighted by volume, in the ten previous (10) trading days;

      Not applicable.

7.    State, if any, the impact that the trading will have on the Company’s shareholding or management structure.

       Not applicable.

8.    Identify the other party, if known, and, if the party is a related party of the company, as established by the accounting rules on this matter, also provide the information required by Article 8 of CVM Instruction 481, of December 17, 2009.

       Not applicable.

9.    State the allocation of the proceeds, if applicable.

       Working Capital.

10.  State the deadline for the payment of the authorized transactions.

       The disposal transactions must be carried out as of April 20, 2018, including this date, up to April 30, 2018, at the latest, with the payment made up to May 4, 2018, at the latest.

11.  Identify the institutions that will work as intermediaries, if any;

       Itaú Corretora de Valores S.A., Av. Brig. Faria Lima, 3.500, 3º andar, São Paulo – SP and Concórdia S/A C.V.M.C.C, Rua Líbero Badaró, 425, 23º andar, São Paulo – SP.

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12.  Specify the resources available to be used, pursuant to Article 7, Paragraph 1, of CVM Instruction No. 567, of September 17, 2015.

       Not applicable.

13.  Specify the reasons why the Board Members feel assured that the buybacks do not affect the compliance with the obligations to creditors or the payment of mandatory dividends, fixed or minimum.

       Not applicable.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 20, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.